August 29, 2018

Andrea Pfeifer
Chief Executive Officer
AC Immune SA
EPFL INNOVATION PARK
Building B
1015 Lausanne
Switzerland

       Re: AC Immune SA
           Registration Statement on Form F-3
           Filed August 24, 2018
           File No. 333-227016

Dear Ms. Pfeifer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Derek J. Dostal - Davis Polk & Wardwell LLP